UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong
Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 18, 2024, Top Wealth Group Holding Limited (the “Company”) closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0001 per ordinary share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275684, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2023 (as amended) (the “Registration Statement”). The Form F-1 was declared effective by the SEC on March 29, 2024. The Shares were priced at $4.00 per ordinary share, and the offering was conducted on a firm commitment basis. Revere Securities LLC acted as the sole underwriter for the IPO. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “TWG.”

In connection with the IPO, the Company issued a press release on April 16, 2024 announcing the pricing of the IPO and a press release on April 18, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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